EXHIBIT 12

                          Northwest Natural Gas Company
                Computation of Ratio of Earnings to Fixed Charges
                       January 1, 1990 - December 31, 1994
                                      ($000)



                        ------------Year Ended December 31----------
                          1990      1991     1992     1993     1994
                          ----      ----     ----     ----     ----
Fixed Charges,
 as defined:
  Interest on
   Long-Term Debt       $22,244   $21,977   $23,001   $22,578   $21,921
  Other Interest          2,853     4,266     3,223     1,906     2,473
  Amortization of Debt
   Discount and Expense     363       348       511       775       850
  Interest Portion
   of Rentals             1,546     1,485     1,439     1,701     1,697
                        -------   -------   -------   -------   -------
  Total Fixed
   Charges, as
   defined              $27,006   $28,076   $28,174   $26,960   $26,941
                        =======   =======   =======   =======   =======

Earnings, as defined:
  Net Income            $30,724   $14,377   $15,775   $37,647   $35,461
  Taxes on Income        13,629     2,321     6,951    22,096    20,473
  Fixed Charges,
   as above              27,006    28,076    28,174    26,960    26,941
                        -------   -------   -------   -------   -------
  Total Earnings,
   as defined           $71,359   $44,774   $50,900   $86,703   $82,875
                        =======   =======   =======   =======   =======
Ratio of Earnings
 to Fixed Charges          2.64      1.59      1.81      3.22      3.08
                           ====      ====      ====      ====      ====